EXHIBIT 10.1
OFFER LETTER

1625 Sharp Point Drive
Fort Collins, Colorado 80525 USA
Fax 970/221-5583
Main 970/221-4670

September 28, 2014

VIA ELECTRONIC MAIL
Yuval Wasserman
1110 Via Tornasol
Aptos, California 95003

Dear Yuval:
We are extremely pleased to offer you the position of President & Chief Executive Officer of Advanced Energy Industries, Inc. (the “Company” or “Advanced Energy”) on the terms set forth in this offer letter. Your promotion will be effective on October 1, 2014 (the “Effective Date”), with your office being re-located as of that date to the Company’s world headquarters located at 1625 Sharp Point Drive, Fort Collins, Colorado. In this capacity, you will have the complete support of the Board of Directors in your efforts to make certain that the Company achieves the goals set forth by the Board. You have also been nominated to serve as a member of the Board, commencing on the Effective Date.
Base Salary. Your salary will be increased as of the Effective Date to $600,000 on an annualized basis and will be paid semi-monthly, less applicable taxes, deductions and withholdings, and is subject to annual review.
Incentive Compensation. In addition to the above base salary, you will be eligible for discretionary short- and long-term incentive compensation in accordance with the following Company policies and applicable plans:

Short Term Incentive Plan (“STIP”). The STIP provides for a 2014 target cash incentive percentage for this position of 100% of the annual base salary. Payout will be dependent on the Company’s financial performance and your continued active employment with the Company in your position through the date that the incentive award is paid. Your current STIP opportunity at 75% will be applicable up through September 30, 2014 and will be based upon the Thin Films performance targets previously established. Your STIP opportunity as CEO will be increased to 100% for the time period commencing October 1, 2014 through December 31, 2014 and will be based upon Corporate performance targets previously established. Both STIP opportunities will be based on your salary as CEO. This means that should the respective performance targets be met, ¾ of your total STIP opportunity will be based on the STIP applicable to you as President of Thin Films (at target, $600,000 * 75% * ¾ of the year, or $337,500) and ¼ of your total STIP opportunity will be based on the revised STIP applicable to you as CEO (at target, $600,000 * 100% * ¼ of a year, or $150,000).

The STIP incentive is usually paid in February after the fiscal year for which it is earned. Target incentives do not constitute a promise or guarantee of payment.

Long Term Incentive Compensation. With regard to long term compensation, the Compensation Committee has approved (and the Board has ratified), effective October 1, 2014, a grant to you of options to purchase common stock that have an estimated grant date value of $500,000 with a 3-year vesting period (1/3rd vests every year). For the 2015 performance period, you would be eligible for a long term incentive opportunity with an anticipated grant date value of approximately $1.6 million. Grants for the 2015 performance period will be considered by the Compensation Committee and the Board in early 2015.

General Terms of Incentive Compensation. The exercise price of the options granted to you in accordance with this offer letter would be the fair market value of the underlying stock, which would be the closing price on the date of the grant. You must remain an active employee of the Company for the grant to be made and to vest (or continue to vest). Other terms are set forth in the 2008 Omnibus Incentive Plan and related award agreements that provide the grants. In the event of a conflict between the terms of this offer letter and the terms of the STIP plan document, the 2008 Omnibus Incentive Plan or related award agreements, the terms of the STIP plan document, the 2008 Omnibus Incentive Plan or the related award agreements, as applicable, will control. As a current participant in these incentive plans and programs, you have received copies of the plans, agreements and related documents; however, we would be pleased to provide you with additional copies at your request.

Stock Ownership Policy. Please be aware that you will continue to be subject to the Company’s Stock Ownership Policy at the CEO level which is described in our 2014 Annual Proxy Statement.

Executive Change in Control Severance Agreement. We will offer you the opportunity to replace your current executive change in control severance agreement with an agreement providing benefits consistent with your promotion to CEO, a copy of which will be provided to you separately.

Benefits. This offer will be in accordance with our standard Company agreements and policies applicable to executive officers, which agreements and policies cover such items as medical, moving, vacation, and disability benefits. We do not expect your promotion to CEO to result in material changes in such benefits.
The Company’s benefit programs are re-evaluated from time to time and are subject to change or cancellation at any time, at the discretion of the Company.  This may include coverage offered and the cost of coverage.

As an executive of Advanced Energy you are expected to continue to manage your personal time off in an efficient manner.  You will not accrue PTO but will be able to take time off at your own discretion.  Advanced Energy also recognizes seven (7) company-sponsored holidays during each calendar year.

Conditions of Employment. As an employee of Advanced Energy, you will continue to be subject to all of its policies and procedures. The information in this letter is not intended to constitute a contract of employment, either express or implied. Your employment with Advanced Energy Industries, Inc. shall be at will, which means that either you or the Company may terminate the employment relationship at any time and for any reason, with or without advance notice.
Yuval, representing the full Board we are very excited that we have such an outstanding leader to take the Company to the next level of performance. I am looking forward to continuing to work with you and supporting your future successes.

Regards,

/s/ Richard P. Beck
Richard P. Beck
Chairman of the Board

Advanced Energy Industries, Inc.
AGREED AND ACCEPTED:
	By:	/s/ Yuval Wasserman
Yuval Wasserman